SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No. 1)

                   Under the Securities Exchange Act of 1934*

                      Colony Resorts LVH Acquisitions, LLC
--------------------------------------------------------------------------------
                                (Name of Issuer)

                            Class A Membership Units
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 Not Applicable
--------------------------------------------------------------------------------
                                 (CUSIP Number)

--------------------------------------------------------------------------------
                             Mark M. Hedstrom, Esq.
                               Colony Capital, LLC
                      1999 Avenue of the Stars, Suite 1200
                          Los Angeles, California 90067
                                 (310) 282-8820
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Thomas M. Cerabino, Esq.
                           Willkie Farr & Gallager LLP
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 728-8000

--------------------------------------------------------------------------------
                                November 21, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      SCHEDULE 13D

-----------------------------------                   --------------------------
CUSIP No.  N/A                                        Page 2 of 5 pages
-----------------------------------                   --------------------------

------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              ------------------------------------------------------------------
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              Colony Resorts LVH Voteco, LLC                        73-1703108
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (See Instructions)
                                                                (a) [ ]
                                                                (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS (See Instructions)

              WC
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
              ITEMS 2(d) or 2(e)  [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- ------------------------------------------------------------------
                            7       SOLE VOTING POWER

                                    0.585
                         ----------- -------------------------------------------
NUMBER OF SHARES
BENEFICIALLY OWNED          8       SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                         0
                         ----------- -------------------------------------------
                            9       SOLE DISPOSITIVE POWER

                                    0.585
                         ----------- -------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    0
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0.585
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              (See Instructions)  [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              39%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              OO
------------- ------------------------------------------------------------------

                                     SCHEDULE 13D

-----------------------------------                   --------------------------
CUSIP No.  N/A                                        Page 3 of 5 pages
-----------------------------------                   --------------------------

------------- ------------------------------------------------------------------
     1        NAMES OF REPORTING PERSONS
              ------------------------------------------------------------------
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

              Thomas J. Barack, Jr.
------------- ------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (See Instructions)
                                                                (a) [ ]
                                                                (b) [X]
------------- ------------------------------------------------------------------
     3        SEC USE ONLY

------------- ------------------------------------------------------------------
     4        SOURCE OF FUNDS (See Instructions)

              PF
------------- ------------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
              ITEMS 2(d) or 2(e)  [ ]
------------- ------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
------------- ------------------------------------------------------------------
                            7       SOLE VOTING POWER

                                    0.585
                         ----------- -------------------------------------------
NUMBER OF SHARES
BENEFICIALLY OWNED          8       SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                         0
                         ----------- -------------------------------------------
                            9       SOLE DISPOSITIVE POWER

                                    0.585
                         ----------- -------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                    0
------------- ------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0.585
------------- ------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              (See Instructions)  [ ]
------------- ------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              39%
------------- ------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (See Instructions)

              IN
------------- ------------------------------------------------------------------

     This Amendment No. 1 to Schedule 13D ("Amendment No. 1") is filed on behalf of Colony Resorts LVH Voteco, LLC, a Delaware limited liability company ("Voteco"), and Thomas J. Barrack, Jr., an individual ("Mr. Barrack" and, together with Voteco, the "Reporting Persons"), and amends the original Schedule 13D filed on June 18, 2004 (the "Schedule 13D"). This Amendment No. 1 relates to the class A voting membership units ("Class A Units") of Colony Resorts LVH Acquisitions, LLC, a Nevada limited liability company (the "Company").

Item 4.   Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended by adding thereto the following:

     Pursuant to an Option Agreement, dated as of June 18, 2004 (the "Option Agreement") by and between Colony Resorts LVH Holdings, LLC, a Delaware limited liability company ("Colony Holdings"), Voteco and Nicholas L. Ribis, an individual ("Mr. Ribis"), Mr. Ribis was granted an option to purchase certain Class A Units from Voteco and certain Class B Units from Colony Holdings (the "Option"). On November 21, 2006, Mr. Ribis exercised the Option and purchased
0.015 Class A Units from Voteco for a purchase price of $1.50. Pursuant to a Joinder Agreement, dated as of November 21, 2006, Mr. Ribis became party to the LLC Agreement.

Item 5.   Interest in Securities of the Issuer.

     Items 5(a) and (b) of the Schedule 13 D are hereby amended and restated in their entirety.

     (a) (i) As of November 21, 2006, Voteco beneficially owns 0.585 Class A Units representing 39% of the outstanding Class A Units.

     (ii) As of November 21, 2006, Mr. Barrack, as the sole member of Voteco, is deemed to beneficially own 0.585 Class A Units representing 39% of the outstanding Class A Units. In addition, Mr. Barrack is deemed to beneficially own an additional 0.30 Class A Units since he is a member and manager of Coinvestment Voteco, which represents 20% of the currently outstanding Class A Units.

     Voteco's power to dispose of such shares is subject to the Transfer Restriction Agreement, pursuant to which Voteco may not transfer any Class A Units, except as provided in such Transfer Restriction Agreement. See "Item 6. Contracts, Arrangements, Understandings of Relationships with Respect to Securities of the Issuer."

     (b) (i) Voteco has sole power to vote or direct the vote of 0.585 Class A Units.

         (ii) Mr. Barrack, as the sole member of Voteco, has sole power to vote or direct the vote of 0.585 Class A Units. In addition, Mr. Barrack has sole power to vote or to direct the vote of 0.30 Class A Units through Coinvestment Voteco.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended by adding thereto the following:

     As described in Item 4 hereto, Voteco entered the Joinder Agreement pursuant to which Mr. Ribis became party to the LLC Agreement. The information set forth in Item 4 with respect to the Joinder Agreement is incorporated into this Item 6 by reference.

Item 7.   Exhibits

          99.1 Joinder Agreement, dated as of November 21, 2006.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 22, 2006







                                       COLONY RESORTS LVH VOTECO, LLC



                                       By: /s/ Thomas J. Barrack, Jr.
                                           -------------------------------------
                                           Name:  Thomas J. Barrack, Jr.
                                           Title: Manager



                                       /s/ Thomas J. Barrack, Jr.
                                       -----------------------------------------
                                       Thomas J. Barrack, Jr.





               [Signature Page to Amendment No. 1 to Schedule 13D]